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                                                                  EXHIBIT (A)(5)

                            BKF CAPITAL GROUP, INC.
                             One Rockefeller Plaza
                            New York, New York 10020
                                                               December 11, 2002

Dear Participant:

     This letter is to notify you that BKF Capital Group, Inc. (the "Company") is conducting a stock option exchange program. This is a voluntary program for current employees who were granted options on December 13, 2001 to purchase shares of common stock of the Company at an exercise price of $28.27 per share. Such employees may elect to exchange all of these stock options that were granted to them for shares of deferred stock, also referred to as restricted stock units.

     The enclosed documents describe this stock option exchange program in detail, including the possible benefits and risks of this program. Please take the time to carefully review the documents and instructions enclosed with this letter and consider your decision carefully. We make no recommendations as to whether you should participate in the option exchange program, and we urge you to consult with your own advisors regarding your decision. If you decide to participate in the program, you need to return the enclosed Letter of Transmittal along with an executed Deferred Stock Award Agreement to us in accordance with their instructions no later than 11:59 P.M., EASTERN STANDARD TIME, ON JANUARY 10, 2003. Any election made prior to the expiration time may be withdrawn until that time, after which any election made will become irrevocable.

     If you have any questions about the stock option exchange program, please contact Norris Nissim at 212-332-8437 or Glenn Aigen at (212) 332-8460.

                                          Sincerely,

                                         /s/ JOHN A. LEVIN
                                          --------------------------------------
                                               John A. Levin
                                               President and Chief Executive
                                         Officer

Enclosures